Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. SCHEDULES
FOURTH QUARTER AND YEAR 2009 RESULTS RELEASE AND CONFERENCE CALL
FOR WEDNESDAY, FEBRUARY 17, 2010
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Conference Call Scheduled at 9am EST

AZOUR, Israel – January 25, 2010 – Ituran Location and Control Ltd. (NASDAQ: ITRN , TASE: ITRN), announced that it will be releasing its fourth quarter and full year 2009 results on Wednesday, February 17, 2010.

The Company will also be hosting a conference that day at 9am Eastern Time. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, call one of the following teleconferencing numbers.  Please begin placing your calls a few  minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 281 1167
ISRAEL Dial-in Number: 03 918 0644
CANADA Dial-in Number: 1 866 485 2399
INTERNATIONAL Dial-in Number:  +972 3 918 0644

At:
9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website.

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 549,000 subscribers distributed globally. Established in 1995, Ituran has approximately 1,200 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations
Udi Mizrachi (udi_m@ituran.com)	Ehud Helft / Kenny Green (ituran@ccgisrael.com)
VP Finance, Ituran	CCG Investor Relations
(Israel) +972 3 557 1348	(US) +1 646 201 9246